Exhibit 99.1

Cheetah Mobile Announces First Quarter 2025 Unaudited Consolidated Financial Results

BEIJING, June 19, 2025 - Cheetah Mobile Inc. (NYSE: CMCM) ("Cheetah Mobile" or the "Company"), a China-based IT company, today announced its unaudited consolidated financial results for the quarter ended March 31, 2025.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile's Chairman and Chief Executive Officer, remarked, “We kicked off 2025 with strong momentum - total revenue grew 36.1% year-over-year in the first quarter, and margins improved significantly. Our Internet business continued to perform robustly, with revenue increasing 46.0% year-over-year. Meanwhile, revenue from our AI and Others segment grew by 22.9% year-over-year and accelerated to 29.8% quarter-over-quarter. We narrowed our operating losses this quarter while maintaining strong investment in AI and robotics. We remain encouraged by the momentum we’re seeing and expect continued progress as we execute against our AI strategy. Looking ahead, we see agentic AI as a true game-changer. AI models are moving beyond conversation and into real-world action, and Cheetah Mobile’s long track record of productizing cutting-edge technology positions us to capture this shift. By doubling down on R&D and infusing AI Agents into both our consumer applications and robotics portfolio, we are helping usher China’s LLM industry from infrastructure build-out to application-driven innovation. Our focus remains clear: to keep generating steady revenue and profit growth from our legacy businesses, while strengthening our position in new AI ventures by creating practical, utility-focused AI tools and robots that understand people and help them accomplish more.”

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “We made significant progress in narrowing our losses in Q1 2025, supported by disciplined execution, cost optimization, and steady topline growth. In particular, our Internet business posted a notable improvement in operating margin, reaching 15.5% in the quarter, up from 7.9% a year ago. We also continued to improve efficiency in our AI and Others segment by focusing on scalable use cases, leveraging open-source models and AI tools and streamlining product development. While we continue to invest in the significant opportunity that LLM technology represents, we remain focused on consistent margin expansion and loss reduction, while maintaining a strong balance sheet.”

First Quarter 2025 Financial Highlight

•
Total revenues grew by 36.1% year-over-year and 9.2% quarter-over-quarter, accelerating to RMB259.0 million (US$35.7 million) in the first quarter of 2025.
•
Gross profit increased by 67.2% year-over-year and 9.7% quarter-over-quarter, to RMB189.5 million (US$26.1 million) in the first quarter of 2025. Non-GAAP gross profit rose by 67.1% year-over-year and 10.0% quarter-over-quarter to RMB189.5 million (US$26.1 million).

•
Operating loss reduced significantly in the first quarter of 2025 to RMB26.5 million (US$3.7 million), compared to RMB80.6 million in the same period of last year and RMB207.1 million in the previous quarter. Non-GAAP operating loss in the first quarter of 2025 improved to RMB14.3 million (US$2.0 million) from RMB66.4 million in the same period of last year and RMB42.5 million in the previous quarter.
•
Net loss attributable to Cheetah Mobile Shareholders was RMB33.4 million (US$4.6 million), compared to RMB80.0 million in the same period of last year and RMB366.8 million in the previous quarter. Non-GAAP net loss attributable to Cheetah Mobile Shareholders was RMB21.1 million (US$2.9 million), compared to RMB65.8 million in the same period of last year and RMB202.1 million in the previous quarter.
•
As of March 31, 2025, the Company had cash and cash equivalents of RMB1,699.2 million (US$234.2 million), ensuring strong liquidity.
•
As of March 31, 2025, the Company had long-term investments of RMB813.1million (US$112.1 million).

Conference Call Information

The Company held a conference call on June 19, 2025, at 8:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 8588778

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 2026449

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions; and
•
Non-GAAP adjusted EBITDA represents net loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, impairment of goodwill, net income attributable to noncontrolling interests, other income/expenses, net and income tax expenses/benefits.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,833,031	1,699,237	234,161
Short-term investments	335	321	44
Accounts receivable, net	473,619	393,503	54,226
Prepayments and other current assets, net	1,365,761	1,006,307	138,673
Due from related parties, net	106,934	109,053	15,028
Total current assets	3,779,680	3,208,421	442,132

Non-current assets:
Property and equipment, net	51,564	41,590	5,731
Operating lease right-of-use assets	26,323	23,346	3,217
Intangible assets, net	190,665	183,518	25,289
Goodwill	424,099	424,099	58,442
Long-term investments	817,330	813,119	112,051
Deferred tax assets	128,581	124,493	17,156
Other non-current assets	86,059	84,896	11,701
Total non-current assets	1,724,621	1,695,061	233,587

Total assets	5,504,301	4,903,482	675,719

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	219,566	220,088	30,329
Accrued expenses and other current liabilities	2,756,805	2,178,388	300,190
Due to related parties	69,606	70,896	9,770
Income tax payable	35,804	35,680	4,917
Total current liabilities	3,081,781	2,505,052	345,206

Non-current liabilities:
Deferred tax liabilities	43,046	42,023	5,791
Other non-current liabilities	172,348	169,416	23,346
Total non-current liabilities	215,394	211,439	29,137

Total liabilities	3,297,175	2,716,491	374,343

Mezzanine equity:
Redeemable noncontrolling interests	189,725	191,984	26,456

Shareholders’ equity:
Ordinary shares	248	248	34
Additional paid-in capital	2,722,504	2,730,456	376,267
Accumulated deficit	(1,232,577)	(1,265,934)	(174,450)
Accumulated other comprehensive income	410,423	411,397	56,692
Total Cheetah Mobile Inc. shareholders’ equity	1,900,598	1,876,167	258,543
Noncontrolling interests	116,803	118,840	16,377

Total shareholders’ equity	2,017,401	1,995,007	274,920

Total liabilities, mezzanine equity and shareholders’ equity	5,504,301	4,903,482	675,719

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	USD
Revenues	190,288	237,089	259,006	35,692
Internet business	109,020	160,152	159,141	21,930
AI and others	81,268	76,937	99,865	13,762
Cost of revenues (a)	(76,952)	(64,317)	(69,505)	(9,578)
Gross profit	113,336	172,772	189,501	26,114

Operating income and expenses:
Research and development (a)	(57,331)	(65,506)	(61,244)	(8,440)
Selling and marketing (a)	(67,940)	(104,851)	(104,838)	(14,447)
General and administrative (a)	(69,145)	(56,281)	(52,624)	(7,252)
Impairment of goodwill	-	(152,890)	-	-
Other operating income/(expense), net	508	(377)	2,670	368
Total operating income and expenses	(193,908)	(379,905)	(216,036)	(29,771)

Operating loss	(80,572)	(207,133)	(26,535)	(3,657)
Other income/(expenses):
Interest income, net	15,316	9,862	5,605	772
Foreign exchange (losses)/gains	(3,277)	(32,236)	1,650	227
Other expense, net	(7,595)	(82,300)	(4,009)	(552)

Loss before income taxes	(76,128)	(311,807)	(23,289)	(3,210)
Income tax expenses	(198)	(51,064)	(4,820)	(664)
Net loss	(76,326)	(362,871)	(28,109)	(3,874)
Less: net income attributable to noncontrolling interests	3,709	3,913	5,248	723
Net loss attributable to Cheetah Mobile shareholders	(80,035)	(366,784)	(33,357)	(4,597)

Net loss per share
Basic	(0.0549)	(0.2438)	(0.0235)	(0.0032)
Diluted	(0.0550)	(0.2439)	(0.0236)	(0.0033)

Net loss per ADS
Basic	(2.7450)	(12.1907)	(1.1749)	(0.1600)
Diluted	(2.7500)	(12.1947)	(1.1814)	(0.1650)

Weighted average number of shares outstanding
Basic	1,494,213,830	1,512,707,145	1,515,787,128	1,515,787,128
Diluted	1,494,213,830	1,512,707,145	1,515,787,128	1,515,787,128
Weighted average number of ADSs outstanding
Basic	29,884,277	30,254,143	30,315,743	30,315,743
Diluted	29,884,277	30,254,143	30,315,743	30,315,743

Other comprehensive income/(loss) , net of tax of nil
Foreign currency translation adjustments	21,031	51,667	(272)	(37)
Unrealized gains on available-for-sale securities, net	1,772	7,277	2,660	367
Other comprehensive income	22,803	58,944	2,388	330
Total comprehensive loss	(53,523)	(303,927)	(25,721)	(3,544)
Less: Total comprehensive income attributable to noncontrolling interests	2,426	2,199	6,662	918
Total comprehensive loss attributable to Cheetah Mobile shareholders	(55,949)	(306,126)	(32,383)	(4,462)

	For The Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	92	(460)	5	1
Research and development	292	1,280	296	41
Selling and marketing	(44)	(495)	71	10
General and administrative	7,245	4,819	5,212	718
Total	7,585	5,144	5,584	770

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended March 31, 2025
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD
Revenues	259,006	-	-	259,006	35,692
Cost of revenues	(69,505)	5	-	(69,500)	(9,577)
Gross profit	189,501	5	-	189,506	26,115

Research and development	(61,244)	296	6,156	(54,792)	(7,551)
Selling and marketing	(104,838)	71	469	(104,298)	(14,372)
General and administrative	(52,624)	5,212	-	(47,412)	(6,534)
Other operating income, net	2,670	-	-	2,670	368
Total operating income and expenses	(216,036)	5,579	6,625	(203,832)	(28,089)

Operating loss	(26,535)	5,584	6,625	(14,326)	(1,974)
Net loss attributable to Cheetah Mobile shareholders	(33,357)	5,584	6,625	(21,148)	(2,914)

Diluted losses per ordinary share (RMB)	(0.0236)	0.0037	0.0043	(0.0156)
Diluted losses per ADS (RMB)	(1.1814)	0.1850	0.2164	(0.7800)
Diluted losses per ADS (USD)	(0.1650)	0.0255	0.0320	(0.1075)

	For The Three Months Ended December 31, 2024
	GAAP	Share-based	Amortization of	Impairment	Non-GAAP
	Result	Compensation	intangible assets*	of goodwill	Result
	RMB	RMB	RMB	RMB	RMB
Revenues	237,089	-	-	-	237,089
Cost of revenues	(64,317)	(460)	-	-	(64,777)
Gross profit	172,772	(460)	-	-	172,312

Research and development	(65,506)	1,280	6,156	-	(58,070)
Selling and marketing	(104,851)	(495)	469	-	(104,877)
General and administrative	(56,281)	4,819	-	-	(51,462)
Impairment of goodwill	(152,890)	-	-	152,890	-
Other operating loss, net	(377)	-	-	-	(377)
Total operating income and expenses	(379,905)	5,604	6,625	152,890	(214,786)

Operating loss	(207,133)	5,144	6,625	152,890	(42,474)
Net loss attributable to Cheetah Mobile shareholders	(366,784)	5,144	6,625	152,890	(202,125)

Diluted losses per ordinary share (RMB)	(0.2439)	0.0034	0.0044	0.1011	(0.1350)
Diluted losses per ADS (RMB)	(12.1947)	0.1700	0.2200	5.0547	(6.7500)

	For The Three Months Ended March 31, 2024
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB
Revenues	190,288	-	-	190,288
Cost of revenues	(76,952)	92	-	(76,860)
Gross profit	113,336	92	-	113,428

Research and development	(57,331)	292	6,156	(50,883)
Selling and marketing	(67,940)	(44)	469	(67,515)
General and administrative	(69,145)	7,245	-	(61,900)
Other operating income, net	508	-	-	508
Total operating income and expenses	(193,908)	7,493	6,625	(179,790)

Operating loss	(80,572)	7,585	6,625	(66,362)
Net loss attributable to Cheetah Mobile shareholders	(80,035)	7,585	6,625	(65,825)

Diluted losses per ordinary share (RMB)	(0.0550)	0.0052	0.0043	(0.0455)
Diluted losses per ADS (RMB)	(2.7500)	0.2600	0.2150	(2.2750)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended March 31, 2025
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	USD
Revenues	159,141	99,865	259,006	35,692
Operating Costs and expenses
Cost of revenues(i)	22,992	46,508	69,500	9,577
Selling and marketing(i)	67,496	37,271	104,767	14,437
Research and development(i)	32,843	28,105	60,948	8,399
Other segment items(i)	11,203	33,539	44,742	6,166
Adjusted operating income/(losses)	24,607	(45,558)	(20,951)	(2,887)
Unallocated amounts-share based compensations			(5,584)	(770)
Operating loss			(26,535)	(3,657)
Reconciliation of segment profit/(loss)
Interest income, net			5,605	772
Foreign exchange gains, net			1,650	227
Other (expense)/income, net			(4,009)	(552)
Loss before income taxes			(23,289)	(3,210)

	For The Three Months Ended December 31, 2024
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB
Revenues	160,152	76,937	237,089
Operating Costs and expenses
Cost of revenues(i)	21,174	43,603	64,777
Selling and marketing(i)	70,243	35,103	105,346
Research and development(i)	30,651	33,575	64,226
Other segment items(i)	11,877	192,852	204,729
Adjusted operating income/(losses)	26,207	(228,196)	(201,989)
Unallocated amounts-share based compensations			(5,144)
Operating loss			(207,133)
Reconciliation of segment profit/(loss)
Interest income, net			9,862
Foreign exchange losses, net			(32,236)
Other (expense)/income, net			(82,300)
Loss before income taxes			(311,807)

	For The Three Months Ended March 31, 2024
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB
Revenues	109,020	81,268	190,288
Operating Costs and expenses
Cost of revenues(i)	19,221	57,639	76,860
Selling and marketing(i)	38,205	29,779	67,984
Research and development(i)	26,787	30,252	57,039
Other segment items(i)	16,145	45,247	61,392
Adjusted operating income/(losses)	8,662	(81,649)	(72,987)
Unallocated amounts-share based compensations			(7,585)
Operating loss			(80,572)
Reconciliation of segment profit/(loss)
Interest income, net			15,316
Foreign exchange losses, net			(3,277)
Other (expense)/income, net			(7,595)
Loss before income taxes			(76,128)

(i) Share-based compensations were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(80,035)	(366,784)	(33,357)	(4,597)
Add:
Income tax expenses	198	51,064	4,820	664
Interest income, net	(15,316)	(9,862)	(5,605)	(772)
Depreciation and other amortization	12,312	14,619	9,782	1,348
Net income attributable to noncontrolling interests	3,709	3,913	5,248	723
Other expense	10,872	114,536	2,359	325
Share-based compensation	7,585	5,144	5,584	770
Impairment of goodwill	-	152,890	-	-
Adjusted EBITDA	(60,675)	(34,480)	(11,169)	(1,539)